                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from _______________ to __________________

                         Commission File Number 0-26710

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CORE LABORATORIES, INC. PROFIT SHARING AND RETIREMENT PLAN
                             5295 Hollister Road
                             Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Core Laboratories, N.V.
                                Herengracht 424
                               1017 B2 Amsterdam
                                The Netherlands

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  June 29, 1999



                                             CORE LABORATORIES, INC.
                                             PROFIT SHARING AND RETIREMENT PLAN

                                             By: /s/ Richard L. Bergmark
                                                 -------------------------------
                                                 Richard L. Bergmark

         CORE LABORATORIES, INC.

         PROFIT SHARING AND RETIREMENT PLAN

         FINANCIAL STATEMENTS

         AS OF DECEMBER 31, 1998

         TOGETHER WITH AUDITORS' REPORT

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                     INDEX TO FINANCIAL STATEMENTS, EXHIBITS

                           AND SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1998

                                                                                                          Page(s)
                                                                                                          -------
Report of Independent Public Accountants..................................................................      1

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997.......................      2
   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998....................................................................................      3

Notes to Financial Statements.............................................................................   4-10

Exhibits-
   Exhibit 1 - Statements of Net Assets Available for Benefits, With Fund Information as of
     December 31, 1998 and 1997...........................................................................  11-12
   Exhibit 2 - Statement of Changes in Net Assets Available for Benefits, With Fund
     Information for the Year Ended December 31, 1998.....................................................     13

Supplemental Schedules-
    Schedule I - Item 27 (a) Schedule of Assets Held for Investment Purposes as of
       December 31, 1998..................................................................................     14
   Schedule II - Item 27 (d) Schedule of Reportable Transactions - Individual Transactions for
      the Year Ended December 31, 1998....................................................................     15
   Schedule III - Item 27 (d) Schedule of Reportable Transactions - Series of Transactions for
      the Year Ended December 31, 1998....................................................................     16
   Schedule IV - Item 27 (e) Schedule of Non-Exempt Transactions for the Year Ended
       December 31, 1998..................................................................................     17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, (Schedule I), reportable transactions for the year ended December 31, 1998, (Schedules II and III), and non-exempt transactions for the year ended December 31, 1998, (Schedule IV), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   ARTHUR ANDERSEN LLP


Houston, Texas
June 23, 1999

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997

                                                           1998              1997
                                                        ------------     ------------
INVESTMENTS, at fair value-
   Cash and cash equivalents                            $  1,177,269     $         --
   Invesco Stable Value Fund                               2,020,299               --
   Bond Fund of America                                    1,960,233               --
   Franklin Real Estate Securities Fund A                  1,317,460               --
   Washington Mutual Investors                             5,161,187               --
   Massachusetts Investors Trust A                         2,826,982               --
   Franklin Balance Sheet Investment Fund                  2,395,737               --
   MFS Emerging Growth Fund A                              1,855,962               --
   EuroPacific Growth Fund                                 1,373,828               --
   Templeton Foreign Smaller Companies  Fund I               662,863               --
   Templeton Developing Markets Trust I                      665,056               --
   Core Laboratories N.V. Common Stock                     8,573,164        6,786,883
   CMA Government Securities Fund                            101,306               --
   Merrill Lynch Retirement Preservation Trust Fund          300,433               --
   Eaton Vance Income Fund                                   357,272               --
   Global Allocation Fund                                    392,846               --
   AIM Value Fund                                            453,188               --
   Alliance Growth Fund                                      511,257               --
   AIM Constellation Fund                                    292,090               --
   Templeton Foreign Fund                                    115,124               --
   Seligman Communications and Information Fund              196,728               --
   Conseco Life Insurance Contracts                           67,326               --
   Transamerican Stable Value                                 79,388               --
   Transamerican Bond                                         65,374               --
   Transamerican Cash Management                              21,361               --
   Transamerican Equity Index                                111,359               --
   Transamerican Equity                                      283,190               --
   Fidelity Managed Income Portfolio                              --        2,809,163
   Ivy International Fund                                         --           25,543
   NationsBank Prime Portfolio Trust A Shares                     --       12,729,814
   Loans receivable from participants                        952,530          734,535
                                                        ------------     ------------

         Total investments                                34,290,812       23,085,938

CONTRIBUTIONS RECEIVABLE-
   Participant                                                14,678          191,813
   Company                                                   733,688           97,139
                                                        ------------     ------------

         Total contributions receivable                      748,366          288,952

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                    542,343           37,285

ACCRUED PAYABLE                                                   --         (140,124)
                                                        ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                       $ 35,581,521     $ 23,272,051
                                                        ============     ============

      The accompanying notes to financial statements are an integral part of these financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income-
     Interest and dividend income                                           $  1,512,951
     Net appreciation of investments                                             339,167
                                                                            ------------

         Total investment income                                               1,852,118

   Contributions-
     Participant                                                               2,804,193
     Company                                                                   2,727,146
     Rollovers                                                                    38,425
     Transfers from other plans (Note 6)                                       7,478,529
                                                                            ------------

                                                                              13,048,293


DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
   Expenses                                                                      (76,885)
   Distributions to participants                                              (2,514,056)
                                                                            ------------


         Net increase in net assets available for benefits for the year       12,309,470

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                          23,272,051
                                                                            ------------

   End of year                                                              $ 35,581,521
                                                                            ============


      The accompanying notes to financial statements are an integral part of this financial statement.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998


1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan" or "Core Plan") was established by Core Laboratories, Inc. (the "Company"), effective October 1, 1994. The Plan allows participants to contribute up to 12 percent of their compensation, as defined by the Plan, on a pretax basis. The Company may, at its discretion, elect to make matching contributions to the account of each participant in the Plan a percentage of each participant's compensation, as defined. During 1998, the Company elected to contribute up to 4 percent of each participant's compensation. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year, the matching percentage and the percentage of a participant's compensation upon which the match shall be based. Total Company contributions of $2,727,146 were approved by the board of directors in 1998. The following description of key features of the Plan provide only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

PLAN ADMINISTRATOR AND TRUSTEE

The Company is the Plan administrator as defined under the Employee Retirement Income Security Act of 1974, as amended (ERISA). Prior to January 1, 1998, the Company had contracted with J.E. Stone & Associates to maintain the Plan's participant account balances. Effective January 1, 1998, the Company contracted with The 401K Company (the "Recordkeeper") to maintain the Plan's participant account balances. Prior to January 1, 1998, NationsBank of Texas, N.A., was the trustee of all investments held by the plan. Effective January 1, 1998, Austin Trust Company (the "Trustee") became the trustee of all investments held by the Plan.

ELIGIBILITY

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employees attain the age of 21.

VESTING

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, physical or mental disability, or normal retirement, all participants become fully vested in Company contributions and related earnings/losses.

INVESTMENT PROGRAM

Prior to January 1, 1998, participants had the option of investing their contributions, the Company's matching contributions and any additional Company contributions in any of the following funds (description provided by investment managers):

         Fidelity Managed Income Portfolio--Investments were made in high-quality short- and long-term investment contracts with variable and fixed rates that had maturities of between one and seven years, with the objective of preservation of capital and a low risk level.

         Fidelity Asset Manager--Investments were made in domestic and foreign stocks, bonds and short-term instruments with the objective of high return with reduced risk.

         Longleaf Partners Fund--Investments were made in securities of companies having a market capitalization of $1 billion or less with the objective of long-term capital growth.

         Ivy International Fund--Investments were made in foreign and domestic equity securities with the objective of long-term capital growth.

         Core Laboratories N.V. Common Stock Fund-- Participants had the option of investing in Core Laboratories N.V. common stock. Investments were in the common stock of the Company purchased at prevailing market prices.



In anticipation of the change in service providers, options previously offered were liquidated and invested in the new options described below at the participant's direction. The Core Laboratories N.V. Common Stock Fund was transferred in-kind.

Effective January 1, 1998, the following new options were available to participants for investing their contributions, the Company's matching contributions and any additional Company contributions in any of the following funds (description provided by investment managers):

         Invesco Stable Value Fund - Investments are made in a diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions and in various mutual funds with the objective of producing consistent, positive returns while preserving principal and maintaining liquidity. The investment contracts are recorded at contract value, which approximates fair value. The average yield for the year ended December 31, 1998, was 6.43 percent. Uninvested funds are temporarily held in the Alliance Money Reserves, a money market fund, pending investment.

         Bond Fund of America - Investments are made in high quality corporate bonds and U.S. government securities and money market securities that have limited short-term risk and limited prospects for long-term performance.

         Franklin Real Estate Securities Fund A - Investments are made in stocks of real estate investment trusts securities with some short-term risk and volatility and the potential for good long-term performance.

         Washington Mutual Investors - Investments are made in high-quality stocks and securities that are convertible to stocks with the objective of long-term principal growth.

         Vanguard Index Trust 500 Portfolio - Investments are made in a collection of stocks of U.S. companies in similar proportions to the S&P 500 Index with the objective of mirroring the S&P 500 Index. This fund was available for election effective January 1, 1999. The Company discretionary contribution is reflected as a receivable in this fund at December 31, 1998.

         Massachusetts Investors Trust A - Investments are made in all types of stocks listed on securities exchanges, traded in various over-the-counter markets or outside organized markets with the objective of current income and long-term growth of capital and income.

         Franklin Balance Sheet Investment Fund - Investments are made in small company securities that are undervalued in the marketplace and closed-end funds that trade below net asset value.

         MFS Emerging Growth Fund A - Investments are made in stocks of small and medium-sized emerging growth companies with the objective of long-term capital growth.

         EuroPacific Growth Fund - Investments are made in a selection of companies based outside the United States with the objective of long-term capital appreciation.

         Templeton Foreign Smaller Companies Fund I - Investments are made in the stocks of small companies with the objective of long-term capital growth.

         Templeton Developing Markets Trust I - Investments are made primarily in stocks of developing market issuers and bonds with the objective of long-term capital appreciation.

         Core Laboratories N.V. Common Stock Fund - Participants have the option of investing in Core Laboratories N.V. common stock. Investments are in the common stock of the Company purchased at prevailing market prices. Uninvested funds are temporarily held in the Alliance Government Reserves, a money market fund, pending investment.

Participants who are seeking guidance in their investment direction can choose among the following Asset Allocation Models:

         Short-Term Model (1-5 years) - This option is designed for participants with short-term investment goals and invests 60 percent of its assets in the Invesco Stable Value Fund, 15 percent in the Bond Fund of America, 10 percent in Franklin Real Estate Securities Fund A, 5 percent in Washington Mutual Investors, 5 percent in EuroPacific Growth Fund, and 5 percent in Templeton Foreign Smaller Companies Fund I.

         Medium-Term Model (5-10 years) - This option is designed for participants with medium-term investment goals and invests 10 percent of its assets in the Invesco Stable Value Fund, 20 percent in the Bond Fund of America, 15 percent in Franklin Real Estate Securities Fund A, 25 percent in Washington Mutual Investors, 10 percent in Massachusetts Investors Trust A, 5 percent in Franklin Balance Sheet Investment Fund, 5 percent in EuroPacific Growth Fund, 5 percent in Templeton Foreign Smaller Companies Fund I, and 5 percent in Templeton Developing Markets Trust I.

         Long-Term Model (10-15 years) - This option is designed for participants with long-term investment goals and invests 10 percent in the Bond Fund of America, 10 percent in Franklin Real Estate Securities Fund A, 20 percent in Washington Mutual Investors, 15 percent in Massachusetts Investors Trust A, 15 percent in Franklin Balance Sheet Investment Fund, 10 percent in MFS Emerging Growth Fund A, 10 percent in EuroPacific Growth Fund, 5 percent in Templeton Foreign Smaller Companies Fund I, and 5 percent in Templeton Developing Markets Trust I.

         Longer-Term Model (15+ years) - This option is designed for participants with longer term investment goals and invests 20 percent in Washington Mutual Investors, 10 percent in Massachusetts Investors Trust A, 25 percent in Franklin Balance Sheet Investment Fund, 15 percent in MFS Emerging Growth Fund A, 10 percent in EuroPacific Growth Fund, 10 percent in Templeton Foreign Smaller Companies Fund I, and 10 percent in Templeton Developing Markets Trust I.

Participants who select one of the above Asset Allocation Models can also choose to invest a portion of their account balances in the Core Laboratories N.V. Common Stock Fund.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. (See Exhibits 1 and 2 for statements of net assets available for benefits, with fund information as of December 31, 1998 and 1997, and statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1998.)

Investments in the Invesco Stable Value Fund and Core Laboratories N.V. Common Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets. The total units assigned to participants and the unit values at December 31, 1998 were as follows:

                                                Units      Unit Value
                                              ---------    ----------
Invesco Stable Value Fund                     2,184,462    $    1.050

Core Laboratories N.V. Common Stock Fund      9,119,264    $    1.014

ADMINISTRATIVE EXPENSES

The Plan pays all administrative expenses.

PRIORITIES UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

LOANS

The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at treasury rates plus 4 percent and are repaid through payroll deductions over a period not to exceed 5 years.

WITHDRAWALS AND FORFEITURES

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions in cash without being suspended from making additional contributions to the Plan.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to Internal Revenue Code of 1986, as amended (the "Code") provisions. The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 1998, approximately $79,200 of forfeited balances were utilized to reduce the Company's contributions. At December 31, 1998, forfeited amounts of $77,900 were available to reduce future employer contributions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are presented under the accrual method of accounting. Distributions to participants are recorded when paid.

INVESTMENT VALUATION

Pursuant to the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports the investments in the financial statements at fair value in accordance with generally accepted accounting principles.

The fair value of the investments in the collective trusts are based on the market value of their underlying assets, as determined by the investment issuer. Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Investment income is recorded as earned.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) of investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common collective trusts, mutual funds and common stock. Investment securities, in general, are exposed to various risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.   TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and tax-exempt as of the financial statement date.

5.   RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for benefits and are not reflected as a liability in the financial statements. As of December 31, 1998 and 1997, the benefits payable to participants total $80,340 and $141,979, respectively. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1998 and 1997:

                                                                            1998             1997
                                                                        ------------     ------------
Net assets available for benefits per the financial statements          $ 35,581,521     $ 23,272,051
   Less-
     Current distributions payable to participants at end of year            (80,340)        (141,979)
                                                                        ------------     ------------

Net assets available for benefits per the Form 5500                     $ 35,501,181     $ 23,130,072
                                                                        ============     ============


The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

                                                                                         1998
                                                                                     ------------
Distributions to participants per the financial statements                           $  2,514,056
   Add-
     Current-year distributions payable to participants at end of year                     80,340
   Less-
     Prior-year distributions payable to participants at end of year                     (141,979)
                                                                                     ------------

Distributions to participants per the Form 5500                                      $  2,452,417
                                                                                     ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


6.  TRANSFERS FROM OTHER PLANS:

Effective January 1, 1998, the Stim-Lab, Inc. 401(k) Profit Sharing Plan (the "Stim-Lab Plan") and the Saybolt Inc. 401(k) Retirement Plan (the "Saybolt Plan") were merged with the Core Plan. Stim-Lab, Inc. is a 100% owned subsidiary acquired in December 1997, and Saybolt Inc. is a 100% owned subsidiary acquired in May 1997. Plan assets of approximately $0.5 million were transferred from the Stim-Lab Plan and $3.4 million from the Saybolt Plan into the Core Plan during 1998. Effective January 1, 1998, participants of the Stim-Lab Plan who had 3 or more years of service were given 100% vesting of their account balances.

Effective December 31, 1998, the Owen Oil Tools, Inc. 401(k) Profit Sharing Plan (the "Owen Plan") and The Andrews Group, Inc. 401(k) & Profit Sharing Plan (the "Andrews Plan") were merged with the Core Plan. Owen Oil Tools, Inc. is a 100% owned subsidiary acquired in June 1998, and The Andrews Group, Inc. is a 100% owned subsidiary acquired in December 1998. Plan assets of approximately $3.0 million were transferred from the Owen Plan and $0.6 million from the Andrews Plan into the Core Plan on December 31, 1998, and are included under Merged Plans in the statement of net assets available for benefits, with fund information (Exhibit
1). Effective December 31, 1998, special vesting provisions applied to the Owen Plan participants as defined in the merger agreement. Also effective December 31, 1998, a special provision was made to the plan to allow annuity distributions to Owen Plan and Andrews Plan participants.

7.  SUBSEQUENT EVENTS:

In conjunction with the Company's definitive merger agreement with Coherence Technology Company, Inc. ("CTC"), the Company intends to merge the Coherence Technology Company, Inc. 401 (k) Plan into the Company's Plan effective July 1, 1999.

                                                                       EXHIBIT 1
                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998

                                                                                Franklin Real
                                                        Invesco                     Estate      Washington     Vanguard
                                                     Stable Value  Bond Fund of   Securities      Mutual      Index Trust
                                                         Fund         America       Fund A       Investors   500 Portfolio
                                                      -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair value-
   Cash and cash equivalents                          $   273,386   $        --   $        --   $        --   $        --
   Invesco Stable Value Fund                            2,020,299            --            --            --            --
   Bond Fund of America                                        --     1,960,233            --            --            --
   Franklin Real Estate Securities Fund A                      --            --     1,317,460            --            --
   Washington Mutual Investors                                 --            --            --     5,161,187            --
   Massachusetts Investors Trust A                             --            --            --            --            --
   Franklin Balance Sheet Investment Fund                      --            --            --            --            --
   MFS Emerging Growth Fund A                                  --            --            --            --            --
   EuroPacific Growth Fund                                     --            --            --            --            --
   Templeton Foreign Smaller Companies Fund I                  --            --            --            --            --
   Templeton Developing Markets Trust I                        --            --            --            --            --
   Core Laboratories N.V. Common Stock                         --            --            --            --            --
   CMA Government Securities Fund                              --            --            --            --            --
   Merrill Lynch Retirement Preservation Trust Fund            --            --            --            --            --
   Eaton Vance Income Fund                                     --            --            --            --            --
   Global Allocation Fund                                      --            --            --            --            --
   AIM Value Fund                                              --            --            --            --            --
   Alliance Growth Fund                                        --            --            --            --            --
   AIM Constellation Fund                                      --            --            --            --            --
   Templeton Foreign Fund                                      --            --            --            --            --
   Seligman  Communications and Information Fund               --            --            --            --            --
   Conseco Life Insurance Contracts                            --            --            --            --            --
   Transamerican Stable Value                                  --            --            --            --            --
   Transamerican Bond                                          --            --            --            --            --
   Transamerican Cash Management                               --            --            --            --            --
   Transamerican Equity Index                                  --            --            --            --            --
   Transamerican Equity                                        --            --            --            --            --
   Loans receivable from participants                          --            --            --            --            --
                                                      -----------   -----------   -----------   -----------   -----------
       Total investments                                2,293,685     1,960,233     1,317,460     5,161,187            --

CONTRIBUTIONS RECEIVABLE-
   Participants                                                --            --            --            --            --
   Company                                                 62,486        51,950        45,848       123,218        14,998
                                                      -----------   -----------   -----------   -----------   -----------
         Total contributions receivable                    62,486        51,950        45,848       123,218        14,998

ACCRUED INTERFUND TRANSFERS, NET                           30,592         9,970         9,876        27,198           178

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                   3,465        21,405            --       461,076            --
                                                      -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $ 2,390,228   $ 2,043,558   $ 1,373,184   $ 5,772,679   $    15,176
                                                      ===========   ===========   ===========   ===========   ===========

                                                                      Franklin                                 Templeton
                                                                      Balance         MFS                       Foreign
                                                      Massachusetts    Sheet        Emerging                    Smaller
                                                        Investors    Investment    Growth Fund   EuroPacific    Companies
                                                         Trust A        Fund            A        Growth Fund      Fund I
                                                       -----------   -----------   -----------   -----------   -----------
INVESTMENTS, at fair value-
   Cash and cash equivalents                           $        --   $        --   $        --   $        --   $        --
   Invesco Stable Value Fund                                    --            --            --            --            --
   Bond Fund of America                                         --            --            --            --            --
   Franklin Real Estate Securities Fund A                       --            --            --            --            --
   Washington Mutual Investors                                  --            --            --            --            --
   Massachusetts Investors Trust A                       2,826,982            --            --            --            --
   Franklin Balance Sheet Investment Fund                       --     2,395,737            --            --            --
   MFS Emerging Growth Fund A                                   --            --     1,855,962            --            --
   EuroPacific Growth Fund                                      --            --            --     1,373,828            --
   Templeton Foreign Smaller Companies Fund I                   --            --            --            --       662,863
   Templeton Developing Markets Trust I                         --            --            --            --            --
   Core Laboratories N.V. Common Stock                          --            --            --            --            --
   CMA Government Securities Fund                               --            --            --            --            --
   Merrill Lynch Retirement Preservation Trust Fund             --            --            --            --            --
   Eaton Vance Income Fund                                      --            --            --            --            --
   Global Allocation Fund                                       --            --            --            --            --
   AIM Value Fund                                               --            --            --            --            --
   Alliance Growth Fund                                         --            --            --            --            --
   AIM Constellation Fund                                       --            --            --            --            --
   Templeton Foreign Fund                                       --            --            --            --            --
   Seligman  Communications and Information Fund                --            --            --            --            --
   Conseco Life Insurance Contracts                             --            --            --            --            --
   Transamerican Stable Value                                   --            --            --            --            --
   Transamerican Bond                                           --            --            --            --            --
   Transamerican Cash Management                                --            --            --            --            --
   Transamerican Equity Index                                   --            --            --            --            --
   Transamerican Equity                                         --            --            --            --            --
   Loans receivable from participants                           --            --            --            --            --
                                                       -----------   -----------   -----------   -----------   -----------
       Total investments                                 2,826,982     2,395,737     1,855,962     1,373,828       662,863

CONTRIBUTIONS RECEIVABLE-
   Participants                                                 --            --            --            --            --
   Company                                                  75,511        70,984        56,819        37,364        25,478
                                                       -----------   -----------   -----------   -----------   -----------
         Total contributions receivable                     75,511        70,984        56,819        37,364        25,478

ACCRUED INTERFUND TRANSFERS, NET                            16,110        16,970        11,729         8,200         5,601

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                       --            --            --        51,313            --
                                                       -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 2,918,603   $ 2,483,691   $ 1,924,510   $ 1,470,705   $   693,942
                                                       ===========   ===========   ===========   ===========   ===========
                                                                   Core
                                                    Templeton  Laboratories
                                                   Developing       N.V.                                     Merged
                                                     Markets       Common                                     Plans
                                                     Trust I     Stock Fund     Loan Fund       Other      (see Note 6)    Total
                                                   -----------   -----------   -----------   -----------   ------------  -----------
INVESTMENTS, at fair value-
   Cash and cash equivalents                       $        --   $   673,770    $       --   $   230,113   $         --  $ 1,177,269
   Invesco Stable Value Fund                                --            --            --            --             --    2,020,299
   Bond Fund of America                                     --            --            --            --             --    1,960,233
   Franklin Real Estate Securities Fund A                   --            --            --            --             --    1,317,460
   Washington Mutual Investors                              --            --            --            --             --    5,161,187
   Massachusetts Investors Trust A                          --            --            --            --             --    2,826,982
   Franklin Balance Sheet Investment Fund                   --            --            --            --             --    2,395,737
   MFS Emerging Growth Fund A                               --            --            --            --             --    1,855,962
   EuroPacific Growth Fund                                  --            --            --            --             --    1,373,828
   Templeton Foreign Smaller Companies Fund I               --            --            --            --             --      662,863
   Templeton Developing Markets Trust I                665,056            --            --            --             --      665,056
   Core Laboratories N.V. Common Stock                      --     8,573,164            --            --             --    8,573,164
   CMA Government Securities Fund                           --            --            --            --        101,306      101,306
   Merrill Lynch Retirement Preservation Trust Fund         --            --            --            --        300,433      300,433
   Eaton Vance Income Fund                                  --            --            --            --        357,272      357,272
   Global Allocation Fund                                   --            --            --            --        392,846      392,846
   AIM Value Fund                                           --            --            --            --        453,188      453,188
   Alliance Growth Fund                                     --            --            --            --        511,257      511,257
   AIM Constellation Fund                                   --            --            --            --        292,090      292,090
   Templeton Foreign Fund                                   --            --            --            --        115,124      115,124
   Seligman  Communications and Information Fund            --            --            --            --        196,728      196,728
   Conseco Life Insurance Contracts                         --            --            --            --         67,326       67,326
   Transamerican Stable Value                               --            --            --            --         79,388       79,388
   Transamerican Bond                                       --            --            --            --         65,374       65,374
   Transamerican Cash Management                            --            --            --            --         21,361       21,361
   Transamerican Equity Index                               --            --            --            --        111,359      111,359
   Transamerican Equity                                     --            --            --            --        283,190      283,190
   Loans receivable from participants                       --            --       697,999            --        254,531      952,530
                                                   -----------   -----------   -----------   -----------   ------------  -----------
       Total investments                               665,056     9,246,934       697,999       230,113      3,602,773   34,290,812

CONTRIBUTIONS RECEIVABLE-
   Participants                                             --            --            --            --         14,678       14,678
   Company                                              25,129       139,781            --            --          4,122      733,688
                                                   -----------   -----------   -----------   -----------   ------------  -----------
         Total contributions receivable                 25,129       139,781            --            --         18,800      748,366

ACCRUED INTERFUND TRANSFERS, NET                         5,380        33,041            --      (174,845)            --           --

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                   --            --            --         5,084             --      542,343
                                                   -----------   -----------   -----------   -----------   ------------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $   695,565   $ 9,419,756   $   697,999   $    60,352   $  3,621,573  $35,581,521
                                                   ===========   ===========   ===========   ===========   ============  ===========



   This exhibit is an integral part of the accompanying financial statements.

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                                                                                   Core
                                                                                                               Laboratories
                                                  Fidelity                                                         N.V.
                                                  Managed         Fidelity       Longleaf           Ivy           Common
                                                  Income            Asset        Partners      International       Stock
                                                 Portfolio         Manager         Fund             Fund           Fund
                                                ------------    ------------    ------------    ------------    ------------
INVESTMENTS, at fair value-
   Fidelity Managed Income Portfolio            $  2,809,163    $         --    $         --    $         --    $         --
   Ivy International Fund                                 --              --              --          25,543              --
   Core Laboratories N.V. common stock                    --              --              --              --       6,786,883
   NationsBank Prime Portfolio Trust A shares             --       3,137,092       7,289,612       1,810,464         482,789
   Loans receivable from participants                     --              --              --              --              --
                                                ------------    ------------    ------------    ------------    ------------

         Total investments                         2,809,163       3,137,092       7,289,612       1,836,007       7,269,672

CONTRIBUTIONS RECEIVABLE-
   Participant                                        22,352          31,748          64,348          20,966          52,399
   Company                                             6,457          18,358          33,284          11,747          27,293

ACCRUED INTERFUND TRANSFERS, NET                     (16,492)         (1,986)        (46,826)         (8,699)         74,895

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                121           1,105           1,306             367           2,674

OTHER ACCRUED RECEIVABLE (PAYABLE)                    12,459           7,101          12,082           6,304          10,983
                                                ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS               $  2,834,060    $  3,193,418    $  7,353,806    $  1,866,692    $  7,437,916
                                                ============    ============    ============    ============    ============

                                                    Loan
                                                    Fund           Total
                                                ------------    ------------
INVESTMENTS, at fair value-
   Fidelity Managed Income Portfolio            $         --    $  2,809,163
   Ivy International Fund                                 --          25,543
   Core Laboratories N.V. common stock                    --       6,786,883
   NationsBank Prime Portfolio Trust A shares          9,857      12,729,814
   Loans receivable from participants                734,535         734,535
                                                ------------    ------------

         Total investments                           744,392      23,085,938

CONTRIBUTIONS RECEIVABLE-
   Participant                                            --         191,813
   Company                                                --          97,139

ACCRUED INTERFUND TRANSFERS, NET                        (892)             --

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE             31,712          37,285

OTHER ACCRUED RECEIVABLE (PAYABLE)                  (189,053)       (140,124)
                                                ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS               $    586,159    $ 23,272,051
                                                ============    ============


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2
                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                                                                     Franklin                   Vanguard
                                                         Invesco                   Real Estate   Washington     Index Trust
                                                          Stable      Bond Fund     Securities     Mutual          500
                                                        Value Fund    of America      Fund A      Investors      Portfolio
                                                        -----------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income -
     Interest and dividend income                       $    65,137   $   123,934   $    83,699   $   498,612   $        --
     Net appreciation (depreciation) of investments              --       (65,008)     (311,856)      383,198            --
                                                        -----------   -----------   -----------   -----------   -----------

         Total investment income                             65,137        58,926      (228,157)      881,810            --
   Contributions -
     Participants                                           180,547       175,101       186,943       465,734            --
     Company                                                218,157       159,588       187,376       431,748        14,998
     Rollovers                                                3,352         2,212         2,666         5,805            --
                                                        -----------   -----------   -----------   -----------   -----------
                                                            402,056       336,901       376,985       903,287        14,998
     Transfers from other plans (Note 6)                         --            --            --            --            --


   Interfund transfers, net                               2,834,328     1,717,054     1,293,285     4,390,047           178


DEDUCTIONS FROM NET ASSETS
   ATTRIBUTABLE TO:
   Expenses                                                  (4,063)       (3,501)       (3,092)       (9,502)           --
   Distributions to participants                           (907,230)      (65,822)      (65,837)     (392,963)           --
                                                        -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets available for
   benefits for the year                                  2,390,228     2,043,558     1,373,184     5,772,679        15,176

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of the year                                         --            --            --            --            --
                                                        -----------   -----------   -----------   -----------   -----------

   End of year                                          $ 2,390,228   $ 2,043,558   $ 1,373,184   $ 5,772,679   $    15,176
                                                        ===========   ===========   ===========   ===========   ===========

                                                                         Franklin                                 Templeton
                                                                          Balance         MFS                       Foreign
                                                        Massachusetts      Sheet        Emerging    EuroPacific     Smaller
                                                         Investors      Investment      Growth        Growth       Companies
                                                           Trust A          Fund        Fund A         Fund         Fund I
                                                        -------------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income -
     Interest and dividend income                         $   150,034   $   120,198   $    16,776   $    77,124   $    13,159
     Net appreciation (depreciation) of investments           255,111      (214,391)      242,756       108,768       (72,988)
                                                          -----------   -----------   -----------   -----------   -----------

         Total investment income                              405,145       (94,193)      259,532       185,892       (59,829)
   Contributions -
     Participants                                             287,948       311,747       224,372       153,600       103,349
     Company                                                  276,832       291,738       207,086       142,212        97,573
     Rollovers                                                  3,814         3,972         2,782         1,885         1,279
                                                          -----------   -----------   -----------   -----------   -----------
                                                              568,594       607,457       434,240       297,697       202,201
     Transfers from other plans (Note 6)                           --            --            --            --            --


   Interfund transfers, net                                 2,285,884     2,055,393     1,298,311     1,144,264       572,998

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTABLE TO:
   Expenses                                                    (4,668)       (5,136)       (3,356)       (2,587)       (1,507)
   Distributions to participants                             (336,352)      (79,830)      (64,217)     (154,561)      (19,921)
                                                          -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets available for
   benefits for the year                                    2,918,603     2,483,691     1,924,510     1,470,705       693,942

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of the year                                           --            --            --            --            --
                                                          -----------   -----------   -----------   -----------   -----------

   End of year                                            $ 2,918,603   $ 2,483,691   $ 1,924,510   $ 1,470,705   $   693,942
                                                          ===========   ===========   ===========   ===========   ===========





















                                                                            Core
                                                            Templeton    Laboratories
                                                            Developing       N.V.                                    Merged
                                                             Markets        Common                                    Plans
                                                              Trust I     Stock Fund     Loan Fund     Other       (see Note 6)
                                                            -----------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income -
     Interest and dividend income                           $    11,686   $    21,876   $    52,855   $    52,313   $   161,798
     Net appreciation (depreciation) of investments            (118,844)      132,421            --            --            --
                                                            -----------   -----------   -----------   -----------   -----------

         Total investment income                               (107,158)      154,297        52,855        52,313       161,798
   Contributions -
     Participants                                                97,028       596,948            --            --        20,876
     Company                                                     83,486       593,228            --            --        23,124
     Rollovers                                                    1,026         8,793            --            --           839
                                                            -----------   -----------   -----------   -----------   -----------
                                                                181,540     1,198,969            --            --        44,839
     Transfers from other plans (Note 6)                             --            --       152,574            --     7,325,955


   Interfund transfers, net                                     638,537       935,835        26,033        30,598    (3,911,019)

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTABLE TO:
   Expenses                                                      (1,403)      (15,511)           --       (22,559)           --
   Distributions to participants                                (15,951)     (291,750)     (119,622)           --            --
                                                            -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets available for
   benefits for the year                                        695,565     1,981,840       111,840        60,352     3,621,573

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of the year                                             --     7,437,916       586,159            --            --
                                                            -----------   -----------   -----------   -----------   -----------

   End of year                                              $   695,565   $ 9,419,756   $   697,999   $    60,352   $ 3,621,573
                                                            ===========   ===========   ===========   ===========   ===========

                                                        Fidelity
                                                         Managed      Fidelity      Longleaf         Ivy
                                                         Income         Asset       Partners     International
                                                        Portfolio      Manager         Fund           Fund          Total
                                                       -----------   -----------   -----------   -------------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income -
     Interest and dividend income                      $    56,072   $     1,372   $     2,163   $       4,143   $ 1,512,951
     Net appreciation (depreciation) of investments             --            --            --              --       339,167
                                                       -----------   -----------   -----------   -------------   -----------

         Total investment income                            56,072         1,372         2,163           4,143     1,852,118
   Contributions -
     Participants                                               --            --            --              --     2,804,193
     Company                                                    --            --            --              --     2,727,146
     Rollovers                                                  --            --            --              --        38,425
                                                       -----------   -----------   -----------   -------------   -----------
                                                                --            --            --              --     5,569,764
     Transfers from other plans (Note 6)                        --            --            --              --     7,478,529


   Interfund transfers, net                             (2,890,132)   (3,194,790)   (7,355,969)    (1,870,835)            --

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTABLE TO:
   Expenses                                                     --            --            --              --       (76,885)
   Distributions to participants                                --            --            --              --    (2,514,056)
                                                       -----------   -----------   -----------   -------------   -----------
Increase (decrease) in net assets available for
   benefits for the year                                (2,834,060)   (3,193,418)   (7,353,806)     (1,866,692)   12,309,470

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of the year                                 2,834,060     3,193,418     7,353,806       1,866,692    23,272,051
                                                       -----------   -----------   -----------   -------------   -----------

   End of year                                         $        --   $        --   $        --   $          --   $35,581,521
                                                       ===========   ===========   ===========   =============   ===========



   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                                             Historical       Current
          Identity of Issue                       Description of Investment                     Cost           Value
---------------------------------      --------------------------------------------         ------------    ------------
Alliance Capital Management Corp.      Alliance Capital Reserves                            $     90,960    $     90,960

Alliance Capital Management Corp.      Alliance Government Reserves                              673,770         673,770

Alliance Capital Management Corp.      Alliance Money Reserves                                   273,386         273,386

INVESCO Trust Company                  Invesco Stable Value Fund                               2,020,299       2,020,299

American Funds Group                   Bond Fund of America                                    2,016,192       1,960,233

Franklin Templeton Group of Funds      Franklin Real Estate Securities Fund A                  1,589,961       1,317,460

American Funds Group                   Washington Mutual Investors                             4,882,004       5,161,187

Massachusetts Financial Services       Massachusetts Investors Trust A                         2,587,825       2,826,982

Franklin Templeton Group of Funds      Franklin Balance Sheet Investment Fund                  2,591,857       2,395,737

Massachusetts Financial Services       MFS Emerging Growth Fund A                              1,610,368       1,855,962

American Funds Group                   EuroPacific Growth Fund                                 1,292,723       1,373,828

Franklin Templeton Group of Funds      Templeton Foreign Smaller Companies Fund I                731,626         662,863

Franklin Templeton Group of Funds      Templeton Developing Markets Trust I                      766,409         665,056

Core Laboratories N.V.
    Common Stock                       Core Laboratories N.V. Common Stock                     4,933,863       8,573,164

CMA Funds                              CMA Government Securities Fund                            101,306         101,306

Merrill Lynch                          Retirement Preservation Trust Fund                        300,433         300,433

Eaton Vance Municipal Funds            Eaton Vance Income Fund                                   361,779         357,272

Merrill Lynch                          Global Allocation Fund                                    448,289         392,846

AIM Family of Funds                    AIM Value Fund                                            357,587         453,188

Alliance Capital Funds                 Alliance Growth Fund                                      404,266         511,257

AIM Family of Funds                    AIM Constellation Fund                                    250,077         292,090

Franklin Templeton Group of Funds      Templeton Foreign Fund                                    136,882         115,124

Seligman Group                         Seligman Communications and Information Fund              162,731         196,728

Conseco Life Insurance Companies       Conseco Life Insurance Contracts                           67,326          67,326

Transamerica Asset Management          Transamerican Stable Value                                 75,560          79,388

Transamerica Asset Management          Transamerican Bond                                         61,063          65,374

Transamerica Asset Management          Transamerican Cash Management                              20,453          21,361

Transamerica Asset Management          Transamerican Equity Index                                 90,091         111,359

Transamerica Asset Management          Transamerican Equity                                      205,593         283,190

Core Laboratories, Inc. Profit                                                                   952,530         952,530
     Sharing and Retirement Plan       Participant Loans (interest rates ranging from
                                            3.00% to 10.00%)
                                                                                            ------------    ------------

                                       Total assets held for investment purposes            $ 30,057,209    $ 34,151,659
                                                                                            ============    ============

                                                                     SCHEDULE II

                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

    ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS - INDIVIDUAL TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                  Purchase       Selling
   Identity of Party Involved                 Description of Asset                Price(a)       Price(b)       Cost
---------------------------------   ------------------------------------------  ------------   -----------   -----------
Alliance Capital Management Corp.   Alliance Capital Reserves                   $ 12,726,572   $        --   $ 12,726,572

Alliance Capital Management Corp.   Alliance Capital Reserves                      3,150,493            --      3,150,493

Alliance Capital Management Corp.   Alliance Capital Reserves                      2,848,790            --      2,848,790

Alliance Capital Management Corp.   Alliance Capital Reserves                             --     9,980,110      9,980,110

Alliance Capital Management Corp.   Alliance Capital Reserves                             --     2,444,654      2,444,654

Alliance Capital Management Corp.   Alliance Capital Reserves                             --     2,377,934      2,377,934

Alliance Capital Management Corp.   Alliance Capital Reserves                             --     1,127,217      1,127,217

American Funds Group                Washington Mutual Investors Fund               2,912,489            --      2,912,489

Fidelity Management Trust Company   Fidelity Managed Income Portfolio                     --     2,837,834      2,837,834

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares            --     1,809,681      1,809,681

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares            --     3,135,363      3,135,363

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares            --     7,287,083      7,287,083

                                                                                  Current
                                                                                   Value
                                                                                of Asset on
                                                                                 Transaction          Net
   Identity of Party Involved                 Description of Asset                  Date        Gain(Loss)
---------------------------------   ------------------------------------------  ------------    ----------
Alliance Capital Management Corp.   Alliance Capital Reserves                   $ 12,726,572    $       --

Alliance Capital Management Corp.   Alliance Capital Reserves                      3,150,493            --

Alliance Capital Management Corp.   Alliance Capital Reserves                      2,848,790            --

Alliance Capital Management Corp.   Alliance Capital Reserves                      9,980,110            --

Alliance Capital Management Corp.   Alliance Capital Reserves                      2,444,654            --

Alliance Capital Management Corp.   Alliance Capital Reserves                      2,377,934            --

Alliance Capital Management Corp.   Alliance Capital Reserves                      1,127,217            --

American Funds Group                Washington Mutual Investors Fund               2,912,489            --

Fidelity Management Trust Company   Fidelity Managed Income Portfolio              2,837,834            --

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares     1,809,681            --

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares     3,135,363            --

NationsBank of Texas N.A.           NationsBank Prime Portfolio Trust A Shares     7,287,083            --

(a) Purchase price includes transaction expenses.
(b) Selling price is net of transaction expenses.

NOTE: This schedule includes each single transaction involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1998.

                                                                    SCHEDULE III


                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

    ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                    Purchase        Selling
  Identity of Party Involved                    Description of Asset                 Price(a)       Price(b)       Cost
---------------------------------   --------------------------------------------   ------------    ----------  -----------
Alliance Capital Management Corp.   Alliance Capital Reserves                      $25,238,466   $        --   $25,238,466
Alliance Capital Management Corp.   Alliance Capital Reserves                               --    25,148,411    25,148,411
Core Laboratories                   Core Laboratories N.V. Common Stock Fund (c)     4,620,051            --     4,620,051
Core Laboratories                   Core Laboratories N.V. Common Stock Fund (c)            --     2,775,210     2,654,275
INVESCO Trust Company               Invesco Stable Value Fund (c)                    4,144,265            --     4,144,265
INVESCO Trust Company               Invesco Stable Value Fund (c)                           --     1,850,580     1,850,580
American Funds Group                Bond Fund of America                             2,404,992            --     2,404,992
American Funds Group                Bond Fund of America                                    --       379,751       388,800
Franklin Templeton Group            Franklin Real Estate Securities Fund A           2,072,937            --     2,072,937
Franklin Templeton Group            Franklin Real Estate Securities Fund A                  --       443,621       482,976
American Funds Group                Washington Mutual Investors                      6,083,190            --     6,083,190
American Funds Group                Washington Mutual Investors                             --     1,305,201     1,201,186
Massachusetts Financial Services    Massachusetts Investors Trust A                  3,240,212            --     3,240,212
Massachusetts Financial Services    Massachusetts Investors Trust A                         --       668,341       652,387
Franklin Templeton Group            Franklin Balance Sheet Investment Fund           3,067,095            --     3,067,095
Franklin Templeton Group            Franklin Balance Sheet Investment Fund                  --       456,967       475,238
Massachusetts Financial Services    MFS Emerging Growth Fund A                       1,901,133            --     1,901,133
Massachusetts Financial Services    MFS Emerging Growth Fund A                              --       287,927       290,765
American Funds Group                EuroPacific Growth Fund                          1,681,109            --     1,681,109
American Funds Group                EuroPacific Growth Fund                                 --       416,049       388,386
Fidelity Management Trust Company   Fidelity Managed Income Portfolio                   28,671            --        28,671
Fidelity Management Trust Company   Fidelity Managed Income Portfolio                       --     2,837,834     2,837,834
NationsBank of Texas N.A            NationsBank Prime Portfolio Trust A Shares              --    12,729,814    12,729,814

                                                                                    Current Value
                                                                                     of Asset on
                                                                                     Transaction      Net
  Identity of Party Involved                    Description of Asset                    Date       Gain(Loss)
---------------------------------   ------------------------------------------       -----------   ---------
Alliance Capital Management Corp.   Alliance Capital Reserves                        $25,238,466   $     --
Alliance Capital Management Corp.   Alliance Capital Reserves                         25,148,411         --
Core Laboratories                   Core Laboratories N.V. Common Stock Fund (c)       4,620,051         --
Core Laboratories                   Core Laboratories N.V. Common Stock Fund (c)       2,775,210    120,935
INVESCO Trust Company               Invesco Stable Value Fund (c)                      4,144,265         --
INVESCO Trust Company               Invesco Stable Value Fund (c)                      1,850,580         --
American Funds Group                Bond Fund of America                               2,404,992         --
American Funds Group                Bond Fund of America                                 379,751     (9,049)
Franklin Templeton Group            Franklin Real Estate Securities Fund A             2,072,937         --
Franklin Templeton Group            Franklin Real Estate Securities Fund A               443,621    (39,355)
American Funds Group                Washington Mutual Investors                        6,083,190         --
American Funds Group                Washington Mutual Investors                        1,305,201    104,015
Massachusetts Financial Services    Massachusetts Investors Trust A                    3,240,212         --
Massachusetts Financial Services    Massachusetts Investors Trust A                      668,341     15,954
Franklin Templeton Group            Franklin Balance Sheet Investment Fund             3,067,095         --
Franklin Templeton Group            Franklin Balance Sheet Investment Fund               456,967    (18,271)
Massachusetts Financial Services    MFS Emerging Growth Fund A                         1,901,133         --
Massachusetts Financial Services    MFS Emerging Growth Fund A                           287,927     (2,838)
American Funds Group                EuroPacific Growth Fund                            1,681,109         --
American Funds Group                EuroPacific Growth Fund                              416,049     27,663
Fidelity Management Trust Company   Fidelity Managed Income Portfolio                     28,671         --
Fidelity Management Trust Company   Fidelity Managed Income Portfolio                  2,837,834         --
NationsBank of Texas N.A            NationsBank Prime Portfolio Trust A Shares        12,729,814         --

(a) Purchase price includes transaction expenses.
(b) Selling price is net of transaction expenses.
(c) The Invesco Stable Value Fund and Core Laboratories N.V. Common Stock Fund are reported on a unitized basis.

NOTE: This schedule includes each series of transactions involving the same assets which amounts to more than 5 percent of Plan assets as of January 1, 1998.

                                                                    SCHEDULE IV


                             CORE LABORATORIES, INC.

                       PROFIT SHARING AND RETIREMENT PLAN

                ITEM 27(e) - SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                    Description of Transaction
                         Relationship of Plan,        Including Maturity Date,                        Interest
 Identity of               Employer or Other              Rate of Interest,                Amount     Incurred
Party Involved             Party in Interest        Collateral and Maturity Value          Loaned     On Loan
--------------             -----------------        -----------------------------        ----------   --------
Core Laboratories, Inc.        Employer             Lending of monies from the Plan to
                                                    the Employer (contributions not
                                                    timely remitted to the Plan) as
                                                    follows:

                                                    Deemed loan dated October 21,
                                                    1997, maturity of April 1, 1998,
                                                    with interest at 6% per annum        $  119,372   $   1,766*

* Interest in the amount of $1,766 was remitted to the Plan subsequent to December 31, 1998.

                               INDEX TO EXHIBITS

EXHIBIT
  NO.        EXHIBITS
--------     --------
  23.1       Consent of Independent Public Accountants